5/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month May, 2002

Newmont Yandal Operations Limited
(f/k/a Normandy Yandal Operations Limited, f/k/a Great Central Mines Limited
(Translation of Registrant's name into English)

100 Hutt Street, Adelaide 5000, South Australia, Australia
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of a copy of the Report on Activities for the Quarter to 31 March 2002 from Newmont Yandal Operations Limited (f/k/a Normandy Yandal Operations Limited, f/k/a Great Central Mines Limited), an Australian corporation, as filed with the Australian Stock Exchange Limited.

UNLESS OTHERWISE INDICATED ALL FIGURES SET FORTH IN THIS REPORT ARE IN AUSTRALIAN DOLLARS.

NEWMONT YANDAL

OPERATIONS LIMITED ABN 30 007 066 766

REPORT ON ACTIVITIES FOR THE QUARTER TO 31 MARCH 2002

OPERATIONS

Gold production for the quarter totalled 183,158 ounces at an average total cash cost of $347 per ounce.

Gold Production, Costs & Sales

period ending 31 March 2002

	Ore Treated *('000t)*	Head Grade *(g/t)*	Gold Produced *(ozs)*	Total Cash Cost *($/oz)*	Total Prod. Cost *($/oz)*	Gold Sold *(ozs)*	Realised Price *($/oz)*
Three months							
Jundee	554.1	5.14	85,806	257	411	84,681	545
Bronzewing...........	474.9	4.54	68,661	357	496	67,013	545
Wiluna	199.5	5.32	28,691	592	786	27,106	545
TOTAL			**183,158**	**347**	**502**	**178,800**	**545**
Nine Months			575,190	332	493	572,709	541

Jundee

Gold production decreased 3% to 85,806ozs (88,079ozs) at a total cash cost of $257/oz ($316/oz). Mill throughput increased by 3% reflecting optimisation of the blending ore types. Average feed grade of 5.14g/t (5.45g/t) was 5% lower than the previous quarter.

Underground ore production improved by 20% to 158,000 tonnes as the new mining contractor gradually increased the mobile equipment fleet, resulting in improved production levels.

Mining commenced in the Henry Ward pit, the operation's second satellite pit. Open pit ore production was 11% lower than the previous quarter as mining was performed at depth, as the pits near the end of their life. The surface mining contractor commenced demobilisation of surplus heavy equipment in March.

Bronzewing

Gold production decreased 2% to 68,661ozs (69,421ozs) at a total cash cost of $357/oz ($322/oz). Mill throughput was 4% lower than the previous quarter, reflecting the removal of McClure low grade ore from the blend, delays in bringing stoping areas online in the underground, and delays in development work. Average feed grade of 4.54g/t (4.47g/t) was slightly higher than the previous quarter.

Development of the Lotus Middle Zone continued during the quarter, with the top of mineralisation reached in March. A change to owner mining will be implemented in late May 2002.

Wiluna

Gold production decreased 7% to 28,691ozs (30,816ozs) at a total cash cost of $592/oz ($408/oz). Average feed grade was 13% lower than the previous quarter and this combined with accelerated advanced waste costs contributed to the higher production cost per ounce. Mill throughput increased 12% to 199,500 tonnes (177,800t).

A review of the feasibility study into redevelopment of East Lode and West Lode was completed resulting in a decision not to proceed at this stage. Underground mining at Bulletin, Creek Shear, Woodley & Golden Age continued. Surface mining of the East & West pits continued. Bulletin remnant ore bodies were exhausted along with West pit.

Production Cost Statement

Gold Institute Standard

unaudited periods ended 31 March 2002	*3 months ($/oz)*	*9 months ($/oz)*
Direct mining expenses [1]	344	338
Stripping & mine development [2]	(9)	(18)
By-product credits [3]	(1)	(1)
Cash operating cost	**334**	**319**
Royalties [4]	13	13
Total cash cost	**347**	**332**
Depreciation [5]	35	38
Amortisation [6]	110	113
Mine closure [7]	10	10
Total production cost	**502**	**493**

(1) Includes all mining, milling and administration expenditures incurred on site, including inventory changes and site specific corporate charges.

(2) Represents adjustment for cost of waste removal at life-of-mine stripping ratio rates.

(3) Silver revenue.

(4) Represents royalties due to the Western Australian Government.

(5) Depreciation of mine site assets over the lesser of the asset's useful life or the life of the mine. Life-of-mine assets are depreciated on a units of production basis and the remainder on a straight line basis.

(6) Amortisation of mine development expenditure occurs on a units of production basis.

(7) Includes costs of estimated rehabilitation expenditure, decommissioning and closure costs on a units of production basis over the life of the mine.

EXPLORATION

Jundee

Ongoing drilling continued to return positive results from the Westside lode system at depth. The narrow but high grade multiple vein system parallels the Barton Deeps system, within the adjoining Hughes dolerite unit, and has been extended to over 700m in strike and 400m down dip extent. Potential still exists for further lateral and down dip extension. High-grade gold intercepts returned during the quarter include 2.0m at 29.5g/t, 0.3m at 1715g/t, 1.7m at 115g/t, 2.0m at 8.6g/t; 0.7m at 40.7g/t, 3.2m at 9.1g/t, and 0.4m at 49.8g/t.

Positive gold results were also returned from drilling of the adjacent Lyons Dolerite target, at depth, including 0.3 at 2,310g/t , 0.7m at 18.7g/t and 4m at 5.3g/t.

Bronzewing

Follow up drilling programs at Sundowner, Sparrow Hawk and Grand Union were completed in February 2002 with encouraging results returned from Sundowner, including 10m @ 0.9 g/t Au from 8m downhole. The main focus for the next quarter will be Cockburn, where significant additional resources are likely to be defined.

Wiluna

Following completion of the review of the East Lode & West Lode redevelopment study, no further work on the study is currently planned. Exploration continued on other sulphide resources, and a strategic move to oxide potential projects commenced during the quarter.

Air core drilling on the northern extension of the Williamson Prospect on Lake Way, 17 kms south of Wiluna intersected narrow gold mineralisation including 2m @ 9.4 g/t from 27m and 5m @ 11.3 g/t from 56m. Results from infill drilling within the Williamson mineralised zone were mixed with some of the promising results, 30m @ 7.3 g/t Au from 41m and 16m @ 4.6 g/t Au from 27m.

EXPLORATION *(CONT.)*

Tipperary Well

In the regional program, exploration has extended south from Tipperary Well to Paddy Well, where 41 aircore holes intersected anamalous gold results including 8m @ 0.45 g/t from 28m.

FINANCE

Simplified Financial Results

Unaudited periods ended 31 March 2002	*3 months ($'000)*	*9 months ($'000)*
Sales revenue [1]	**97,432**	**309,893**
Cost of production	(59,705)	(178,094)
Depreciation and amortisation	(26,281)	(86,457)
Mine closure	(1,917)	(5,985)
Royalties	(2,382)	(9,869)
Gross Profit	7,147	29,488
Exploration provisions & write-offs	(2,835)	(11,357)
Administration expenses	(1,202)	(5,511)
Borrowing costs	(7,312)	(22,254)
Other income/(expense) [2]	10,728	13,281
Profit/(loss) before tax	**6,526**	**3,647**
Income tax expense	(16)	6,533
Profit/(loss) after tax	**6,542**	**(2,886)**

(1) Relates to 178,800 ozs sold for the March quarter.
(2) March quarter includes $8.2m unrealised foreign exchange gains and interest income of $1.1m.

Consolidated Balance Sheet

unaudited, as at	*Mar '02 ($'000)*	*Dec '01 ($'000)*
Cash and bullion on hand	101,709	122,808
Receivables	17,734	17,157
Inventory	33,750	27,694
Other	82,715	75,909
Total current assets	**235,908**	**243,568**
Property, plant & equipment	393,719	408,903
Exploration & evaluation expenditure	42,298	43,049
Other	26,067	25,499
Total non-current assets	**462,084**	**477,451**
Total Assets	**697,992**	**721,019**
Payables	50,451	62,842
Interest bearing liabilities	803	1,159
Provisions	13,710	20,898
Total current liabilities	**64,964**	**84,899**
Interest bearing liabilities	498,780	507,219
Provisions	48,386	49,583
Other	144	144
Total non-current liabilities	**547,310**	**556,946**
Total Liabilities	**612,274**	**641,845**
Total Net Assets	**85,718**	**79,174**
Contributed equity	358,533	358,533
Accumulated losses	(272,815)	(279,359)
Total equity	**85,718**	**79,174**

Cash Flows

unaudited, periods ended 31 March 2002	*3 months ($'000)*	*9 months ($'000)*
Operating activities		
Receipts from customers	94,193	319,926
Payment to suppliers & employees	(86,215)	(251,171)
Interest paid	(14,805)	(29,798)
Other	764	3,355
Net operating activities	**(6063)**	**42,312**
Investing activities		
Payment for exploration	(1,876)	(9,339)
Payment for plant, property & equipment	(13,212)	(34,440)
Other	117	471
Net investing activities	**(14,971)**	**(43,308)**
Financing activities		
Repayment of borrowings	(65)	(1,967)
Net financing activities	**(65)**	**(1,967)**
Net increase/(decrease) in cash held	(21,099)	(2,963)
Cash at beginning of period	122,808	104,672
Cash at end of period	**101,709**	**101,709**

Gold sales were 178,800 ounces at an average realised price after hedge fees of $545 per ounce, compared with the average spot of $560 per ounce.

Ken Williams
Director
30 April 2002

Enquiries concerning this report may be directed to the above: or
Peter Bird,
Executive General Manager – Investor Relations
Telephone: +61 8 8303 1705
Facsimile: +61 8 8303 1994
E-mail: investor@newmont.com.au

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMONT YANDAL OPERATIONS LIMITED
(Registrant)

By:

Name: Kenneth G Williams
Title: Director

Dated: 16 May, 2002